SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, April 8, 2026.

To

Securities and Exchange Commission of Brazil (CVM)

Superintendence of Corporate Relations

Company Monitoring Management 1

At.:       Nilza Maria Silva de Oliveira

Manager

Maria Luisa Azevedo Wernesbach

Federal Capital Market Inspector

C/C: Listing and Issuer Supervision Superintendence of B3 S.A. – Brasil, Bolsa, Balcão

E-mails: emissores@b3.com.br; diane.freo@b3.com.br

Re.: Request for clarification regarding news – CVM Proceeding No. 19957.004980/2026-96

Dear Sirs,

In response to Official Letter No. 136/2026/CVM/SEP/GEA-1 (“Official Letter”), dated April 7, 2026, please find below Braskem S.A.’s (“Braskem” or the “Company”) clarifications regarding the news item published on the O Estado de São Paulo newspaper, Broadcast column, which contains the following statements:

“Dear Director,

We refer to the news item published today in the O Estado de São Paulo newspaper, in the Broadcast column, which contains the following statements:

DOWN

Braskem drops on potential request for bankruptcy protection by subsidiary

Braskem’s shares closed down 7.99% yesterday, the worst performance on the Ibovespa. Braskem Idesa, its subsidiary in Mexico, is preparing to file for judicial reorganization, which could trigger clauses that pressure the parent company to also restructure its debt.”

As informed by the Company in the Notice to the Market released on August 28, 2025, the Company and its subsidiary Braskem Idesa S.A.P.I. (“Braskem Idesa”) are assessing different alternatives and measures to address the current challenges related to Braskem Idesa’s capital structure, arising in particular from conditions in the global petrochemical industry and from exogenous factors with significant impacts on Braskem Idesa.

In this context, as informed by the Company in the Notice to the Market released on September 8, 2025, and in the Material Fact disclosed on January 12, 2026, Braskem Idesa has engaged specialized financial and legal advisors to support it in evaluating such alternatives and has also entered into discussions with representatives of an ad hoc group of its creditors, seeking to achieve a sustainable capital structure for the company while preserving its operations.

Additionally, as informed by the Company in the Notices to the Market released on November 19, 2025, and February 20, 2026, Braskem Idesa announced the non-payment of interest scheduled for November 18, 2025, and February 20, 2026, relating, respectively, to its secured senior notes due in 2029 and 2032.

The assessments and discussions with Braskem Idesa’s ad hoc group of creditors remain ongoing, with a view to reorganizing its capital structure, including the assessment of potential protective measures. Nevertheless, we clarify that, as of this date, there is no decision as to which alternative (or set of alternatives) will be implemented.

Finally, as informed by the Company in its financial statements for the year ended 2025, disclosed on March 26, 2026, the adoption of any measures by Braskem Idesa may have impacts on the Company and on the shareholder control of Braskem Idesa.

Being what we had to clarify, we made ourselves available to you for any additional clarifications regarding the topic, if necessary.

São Paulo, April 8, 2026.

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.